03 NOV 20 AM 7:21

Hilton Group plc

03037561

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, OF AN INTEREST ON 7 NOVEMBER 2003 IN 50,219,233 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 3.18% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS HAS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
ALMLUFTTL-18409-CHASE MANHATTA A/C ALMLUFTT	773,274
ASTEXMTTL-21359-CHASE NOMINEES A/C ASTEXMTT	96,100
ASUKEXTTL – 20947 CHASE MANHATTA A/C ASUKEXTT	5,423,360
BANK OF IRELAND A/C BNX009IE	436,571
BARCLAYS CAPITAL NOMINEES LIMI	2,115,880
BARCLAYS TRUST CO DMC69	22,000
BARCLAYS TRUST CO E99	1,062
BARCLAYS TRUST CO R69	28,775
BLEEQTTTL-17011-CHASE MANHATTA A/C BLEEOTTT	25,575

PROCESSED NOV 25 2003 THOMSON FINANCIAL

SUPPL

dlw 11/20

BLEQFDUKQ-16331-CHASE MANHATTA A/C BLEOFDUK	401,196
BLEQPTUKQ-16341-CHASE MANHATTA A/C BLEOPTUK	1,009,767
BLINTNUKQ-16338-CHASE NOMINEES A/C BLINTNUK	110,349
BLINTPUKQ-16342-CHASE MANHATTA A/C BLINTPUK	185,956
BLUKINTTL-16400-CHASE MANHATTA A/C BLUKINTT	14,878,698
BOSTON SAFE DEPOSIT AND TRUST A/C 591668	311,755
CHASE MANHATTAN BANK A/C 500227	7,337,731
CHASE MANHATTAN BANK A/C 502872	2,479,353
CHASE MANHATTAN BANK A/C 508068	678,260
CHASE MANHATTAN BANK A/C 527191	1,578,778
CHASE MANHATTAN BANK A/C 536747	418,711
CHASE MANHATTAN BANK A/C 552942	430,831
CHASE MANHATTAN BANK A/C 585439	22,576
CHATRKTTL-16376-CHASE MANHATTA A/C CHATRKTT	781,988
CITIBANK, NA (UNITED STATES) A/C 597367	173,930
CLYDESDALE NOMINEES HGB0125 A/C 00323364	4,466
CLYDESDALE NOMINEES HGB0125 A/C 00323372	10,916
CLYDESDALE NOMINEES HGB0125 A/C 00324018	1,914
CLYDESDALE NOMINEES HGB0125 A/C 00324085	3,494
CLYDESDALE NOMINEES HGB0125 A/C 00593965	2,914
CLYDESDALE NOMINEES HGB0125 A/C 00594198	1,794

CLYDESDALE NOMINEES HGB0125 A/C 00595712	2,053
CLYDESDALE NOMINEES HGB0125 A/C 00595968	2,225
CLYDESDALE NOMINEES HGB0125 A/C 00596123	2,998
CLYDESDALE NOMINEES HGB0125 A/C 00597103	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00597138	14,500
CLYDESDALE NOMINEES HGB0125 A/C 00597308	4,275
CLYDESDALE NOMINEES HGB0125 A/C 00597324	5,968
CLYDESDALE NOMINEES HGB0125 A/C 00597332	1,772
CLYDESDALE NOMINEES HGB0125 A/C 00597359	3,168
CLYDESDALE NOMINEES HGB0125 A/C 00597383	7,621
CLYDESDALE NOMINEES HGB0125 A/C 00597448	5,520
CLYDESDALE NOMINEES HGB0125 A/C 00597537	1,973
CLYDESDALE NOMINEES HGB0125 A/C 00597758	4,318
CLYDESDALE NOMINEES HGB0125 A/C 00645442	5,341
CLYDESDALE NOMINEES HGB0125 A/C 00651361	2,054
CLYDESDALE NOMINEES HGB0125 A/C 00668604	1,876
CLYDESDALE NOMINEES HGB0125 A/C 00678693	4,017
CLYDESDALE NOMINEES HGB0125 A/C 00691088	2,970
CLYDESDALE NOMINEES HGB0125 A/C 00692386	9,002
CLYDESDALE NOMINEES HGB0125 A/C 00693030	5,527
CLYDESDALE NOMINEES HGB0125 A/C 00693552	35,000
CLYDESDALE NOMINEES HGB0125 A/C 00694028	2,005
CLYDESDALE NOMINEES HGB0125 A/C 00694222	2,640
CLYDESDALE NOMINEES HGB0125 A/C 00694893	2,882
CLYDESDALE NOMINEES HGB0125 A/C 00696039	4,276
CLYDESDALE NOMINEES HGB0125 A/C 00697329	17,057
CLYDESDALE NOMINEES HGB0125 A/C 00697388	2,083

CLYDESDALE NOMINEES HGB0125 A/C 00697418	2,099
CLYDESDALE NOMINEES HGB0125 A/C 00702950	2,107
CLYDESDALE NOMINEES HGB0125 A/C 00702977	3,155
CLYDESDALE NOMINEES HGB0125 A/C 00703086	2,031
CLYDESDALE NOMINEES HGB0125 A/C 00703140	2,056
CLYDESDALE NOMINEES HGB0125 A/C 00703353	4,211
CLYDESDALE NOMINEES HGB0125 A/C 00703396	2,559
CLYDESDALE NOMINEES HGB0125 A/C 00703450	3,442
CLYDESDALE NOMINEES HGB0125 A/C 00703809	2,278
CLYDESDALE NOMINEES HGB0125 A/C 00703876	1,655
CLYDESDALE NOMINEES HGB0125 A/C 00703884	2,687
CLYDESDALE NOMINEES HGB0125 A/C 00703957	1,906
CLYDESDALE NOMINEES HGB0125 A/C 00807507	11,373
CLYDESDALE NOMINEES HGB0125 A/C 00807663	2,597
CLYDESDALE NOMINEES HGB0125 A/C 00866805	3,985
CLYDESDALE NOMINEES HGB0125 A/C 00870357	7,974
CLYDESDALE NOMINEES HGB0125 A/C 00886083	2,415
CLYDESDALE NOMINEES HGB0125 A/C 00887365	2,719
CLYDESDALE NOMINEES HGB0125 A/C 03000000	2,921
CLYDESDALE NOMINEES HGB0125 A/C 03000441	3,490
CLYDESDALE NOMINEES HGB0125 A/C 03100071	5,251
CLYDESDALE NOMINEES HGB0125 A/C 03100101	1,868
CLYDESDALE NOMINEES HGB0125 A/C 03100217	2,198
CLYDESDALE NOMINEES HGB0125 A/C 03100420	3,119
CLYDESDALE NOMINEES HGB0125 A/C 03100926	6,932
CLYDESDALE NOMINEES HGB0125 A/C 03101280	3,462
CLYDESDALE NOMINEES HGB0125 A/C 03101515	1,917

CLYDESDALE NOMINEES HGB0125 A/C 03101787	2,560
CLYDESDALE NOMINEES HGB0125 A/C 03102058	2,090
CLYDESDALE NOMINEES HGB0125 A/C 03102279	2,004
CLYDESDALE NOMINEES HGB0125 A/C 03102465	26,023
CLYDESDALE NOMINEES HGB0125 A/C 03102511	4,199
CLYDESDALE NOMINEES HGB0125 A/C 03102546	4,046
CLYDESDALE NOMINEES HGB0125 A/C 03102660	2,159
CLYDESDALE NOMINEES HGB0125 A/C 03103119	2,967
CLYDESDALE NOMINEES HGB0125 A/C 07000000	3,075
CLYDESDALE NOMINEES HGB0125 A/C 07000093	2,980
CLYDESDALE NOMINEES HGB0125 A/C 07000182	3,097
CLYDESDALE NOMINEES HGB0125 A/C 07000662	2,643
CLYDESDALE NOMINEES HGB0125 A/C 07000832	1,923
CLYDESDALE NOMINEES HGB0225 A/C 00597278	25,000
CLYDESDALE NOMINEES HGB0225 A/C 00597758	2,865
CLYDESDALE NOMINEES HGB0225 A/C 00701601	4,881
CLYDESDALE NOMINEES HGB0225 A/C 00703213	1,955
CLYDESDALE NOMINEES HGB0225 A/C 00703825	2,437
CLYDESDALE NOMINEES HGB0225 A/C 00703833	10,586
CLYDESDALE NOMINEES HGB0225 A/C 00878188	2,557
CLYDESDALE NOMINEES HGB1025 A/C 00837619	16,950
INVESTORS BANK AND TRUST CO A/C 428169	142,120
INVESTORS BANK AND TRUST CO A/C 555879	29,840
INVESTORS BANK AND TRUST CO A/C 573039	196,749
INVESTORS BANK AND TRUST CO A/C 583293	1,033,536
INVESTORS BANK AND TRUST CO A/C 586072	147,713
INVESTORS BANK AND TRUST CO A/C 595966	274,223

INVESTORS BANK AND TRUST CO A/C 601744	24,322
INVESTORS BANK AND TRUST CO A/C 602182	96,006
INVESTORS BANK AND TRUST CO A/C 602244	237,100
INVESTORS BANK AND TRUST CO A/C 911140	47,168
JPMORGAN CHASE BANK A/C 540186	109,749
JPMORGAN CHASE BANK A/C 555465	286,887
JPMORGAN CHASE BANK A/C 599123	46,282
JPMORGAN CHASE BANK A/C BTC034IE	20,876
JPMORGAN CHASE BANK A/C BTC045IE	180,233
JPMORGAN CHASE BANK A/C BTGF04IE	145,917
JPMORGAN CHASE BANK A/C BTGF05IE	108,125
JPMORGAN CHASE BANK A/C BTGF07IE	37,054
JPMORGAN CHASE BANK A/C BTK001IE	189,020
JPMORGAN CHASE BANK A/C BTS004IE	170,689
JPMORGAN CHASE BANK A/C BTS005IE	28,032
JPMORGAN CHASE BANK A/C BTS011IE	66,718
JPMORGAN CHASE BANK A/C BTS024IE	17,383
JPMORGAN CHASE BANK A/C BTS028IE	721,086
JPMORGAN CHASE BANK A/C BTS033IE	16,383
MELLON A/C 602100	259,164
MITSUBISHI TRUST INTERNATIONAL A/C BNN018IE	8,349
NORTHERN TRUST BANK – BGI SEPA A/C 581610	158,819
NORTHERN TRUST BANK – BGI SEPA A/C 584069	70,459
STATE STREET A/C BNN032IE	5,823
STATE STREET A/C BNX012IE	31,142
STATE STREET A/C BNX019IE	46,991
STATE STREET BANK AND TRUST – US A/C 713101	1,522,376

SWAN NOMINEES LIMITED	12,275
SWAN NOMINEES LIMITED	3,251
ZEBAN NOMINEES LIMITED	3,604,984
TOTAL	50,219,233

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	38	19	1,678
BRIAN WALLACE	38	19	1,678
CHRISTOPHER BELL	38	19	1,678

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 NOVEMBER 2003 AT 197.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED